BLUE EARTH INC.

2298 Horizon Ridge Parkway, Suite 205

Henderson, NV 89052

May 9, 2014

Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Blue Earth, Inc.
Form S-1 Registration Statement
File No. 333-189937

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Earth, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m., New York City time, on May 12, 2014 or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

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should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLUE EARTH, INC.

By:  /s/ Johnny R. Thomas

        Johnny R. Thomas, Chief Executive Officer